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RECEIVED

FEB 1 4 2005

152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 38795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2004__ AND ENDING __12/31/2004__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SIERRA INVESTMENT COMPANY, INC.

                OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                FIRM I.D. NO.

__900 FIFTH AVENUE, SUITE 201__
(No. and Street)

__SAN RAFAEL__   __CALIFORNIA__   __94901__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__CRAIG J. VALLELY__   __(415)257-8540__
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__NOVOGRADAC & COMPANY LLP__
(Name – if individual, state last, first, middle name)

__246 FIRST STREET, 5th FLOOR__   __SAN FRANCISCO__   __CA__   __94105__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____CRAIG J. VALLELY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FIRST SIERRA INVESTMENT COMPANY, INC._____, as of ____DECEMBER 31_____, 20_04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SUZAN MCKAY
Comm. # 1311061
NOTARY PUBLIC - CALIFORNIA
City and County of San Francisco
My Comm. Expires June 29, 2005

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the stockholder of
    First Sierra Investment Company, Inc.:

We have audited the accompanying statements of financial condition of First Sierra Investment Company, Inc. (an S corporation) as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Sierra Investment Company, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
January 18, 2005

246   FIRST   STREET   5TH FLOOR   SAN FRANCISCO   CALIFORNIA   94105   TELEPHONE (415) 356-8000   FACSIMILE (415) 356-8001   http://www.novoco.com

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 12,229	$ 23,550
Total assets	$ 12,229	$ 23,550
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized;		
500 shares issued and outstanding	500	500
Additional paid-in capital	209,058	209,058
Retained earnings (accumulated deficit)	(197,329)	(186,008)
Total stockholder's equity	12,229	23,550
Total liabilities and stockholders' equity	$ 12,229	$ 23,550

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2004 and 2003

	2004	2003
REVENUE		
Commission revenue	$ 8,000	$ 116,800
Dealer/manager fees	-	15,000
Other income	40	115
Total revenue	8,040	131,915
OPERATING EXPENSES		
Commission expense	8,000	116,800
Professional fees	8,335	8,318
Dues and fees	250	475
Administrative expenses	2,645	2,462
Miscellaneous	131	123
Total operating	19,361	128,178
Net income (loss)	$ (11,321)	$ 3,737

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances, January 1, 2003	$ 500	$ 209,058	$ (189,745)	$ 19,813
Net income (loss)	-	-	3,737	3,737
Balances, December 31, 2003	500	209,058	(186,008)	23,550
Net income (loss)	-	-	(11,321)	(11,321)
Balances, December 31, 2004	$ 500	$ 209,058	$ (197,329)	$ 12,229

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the years ended December 31, 2004 and 2003

Balance, January 1, 2003	$ -
Increases (decreases)	-
Balance, December 31, 2003	-
Increases (decreases)	-
Balance, December 31, 2004	$ -

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (11,321)	$ 3,737
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in accounts receivable	-	-
Net cash provided by operating activities	(11,321)	3,737
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,550	19,813
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,229	$ 23,550
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for California Franchise Taxes	$ 800	$ 800

1. Organization and purpose

   First Sierra Investment Company, Inc. (the Company) is a California S Corporation and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on August 6, 1986, and began operations as a broker/dealer on August 4, 1988. Prior to August 4, 1988, the Company incurred salary and full-service rental expenses for the various related entities of the stockholder. The prior operations ceased on June 30, 1988. The Company's primary business is the sale of limited liability company interests and debt instruments. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. Summary of significant accounting policies and nature of operations

   Basis of accounting
   The Company prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

   Revenue recognition-securities transactions
   The Company records securities transactions and recognizes related revenues on a trade date basis.

   Cash and cash equivalents
   For purposes of the statement of cash flows, the Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

   Income taxes
   The Company has elected to be taxed as an S corporation on its federal and California income tax returns. As an S corporation, the Company is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%.

   Bad debts
   The Company uses the direct write-off method of accounting for uncollectible accounts by charging such losses to operations in the period in which uncollectibility is determined.

   Concentration of credit risk
   The Company places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Company has not experienced any losses in such accounts.

   Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Concentration of revenue

    The Company operates primarily in the Northern California region, and the majority of sales are debt instruments and limited liability company interests.

4. Net capital requirements

    As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004 and 2003, the Company had net capital of $12,229 and $23,550, respectively, which was $7,229 and $18,550 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for the years ended December 31, 2004 and 2003.

SUPPLEMENTAL INFORMATION

FIRST SIERRA INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
(SCHEDULE I)

Computation of net capital:	
Total ownership equity	$12,229
Deductions and/or charges	-
Non-allowable assets	-
Net capital	12,229
Computation of basic net capital requirement:	
Total aggregate indebtedness	-
Minimum net capital required (greater of 6-2/3% of total aggregate Indebtedness or $5,000)	$5,000
Net capital requirements	5,000
Excess net capital	$7,229
Excess net capital at 100%:	
Net capital	$12,229
Less 10% of total aggregate indebtedness	-
	$12,229
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation of the Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$12,229
Audit adjustments	0
Net capital herein	$12,229

FIRST SIERRA INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
(SCHEDULE II)

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240.15c3-3(k)(2)(ii) is met.

A Supplemental Report and Information Relating to Possession or Control Requirements

A Supplemental Report pursuant to Rule 17a-5(d)(4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k)(2)(iii), respectively.

ADDITIONAL REPORT

Independent Auditors' report on Internal Control Required By SEC Rule 17a-5

The Board of Directors of
First Sierra Investment Company, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of First Sierra Investment Company, Inc. (an S Corporation) for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Sierra Investment Company, Inc. (the Company), including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons; (2) in the recordation of differences required by rule 17a-3; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
January 18, 2005